CUSIP 64881E 109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

New Source Energy Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

64881E 109
(CUSIP Number)

James W. Larimore, Esq.
324 North Robinson Avenue, Suite 100
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Schedule 13D/A

CUSIP 64881E 109

______________________________________________________________________________

1.	Names of Reporting Persons: Dikran Tourian
I.R.S. Identification Nos. of Above Persons (entities only)
______________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
______________________________________________________________________________

3.	SEC Use Only
______________________________________________________________________________

4.	Source of Funds
OO
______________________________________________________________________________

5.	Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or

2(e)	[ ]
______________________________________________________________________________

6.	Citizenship or Place of Organization: United States
______________________________________________________________________________
Number of    7.    Sole Voting Power        790,987
Shares        __________________________________________________________________
Beneficially    8.    Shared Voting Power        0
Owned by    __________________________________________________________________
Each        9.    Sole Dispositive Power    790,987
Reporting    __________________________________________________________________
Person         10.    Shared Dispositive Power    0
With
______________________________________________________________________________
11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 790,987
______________________________________________________________________________
12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares
(See Instructions)    [ ]
______________________________________________________________________________
13.    Percent of Class Represented by Amount in Row 11: 4.8%
______________________________________________________________________________
14.    Type of Reporting Person (See Instructions): IN
______________________________________________________________________________

Schedule 13D/A

CUSIP 64881E 109

______________________________________________________________________________

1.	Names of Reporting Persons: Signature Investments, LLC
I.R.S. Identification Nos. of Above Persons (entities only) 80-0623108
______________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
______________________________________________________________________________

3.	SEC Use Only
______________________________________________________________________________

4.	Source of Funds
OO
______________________________________________________________________________

5.	Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or

2(e)	[ ]
______________________________________________________________________________

6.	Citizenship or Place of Organization: Oklahoma
______________________________________________________________________________
Number of    7.    Sole Voting Power        682,762
Shares        __________________________________________________________________
Beneficially    8.    Shared Voting Power        0
Owned by    __________________________________________________________________
Each        9.    Sole Dispositive Power    682,762
Reporting    __________________________________________________________________
Person         10.    Shared Dispositive Power    0
With
______________________________________________________________________________
11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 682,762
______________________________________________________________________________
12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares
(See Instructions)    [ ]
______________________________________________________________________________
13.    Percent of Class Represented by Amount in Row 11: 4.2%
______________________________________________________________________________
14.    Type of Reporting Person (See Instructions): OO
______________________________________________________________________________

Schedule 13D/A

CUSIP 64881E 109

This Amendment No. 1 (this “Amendment”) to Schedule 13D is filed jointly by Dikran Tourian (“Mr. Tourian”) and Signature Investments, LLC, an Oklahoma limited liability company (“Signature,” and collectively with Mr. Tourian, the “Reporting Persons”), to amend the initial statement on Schedule 13D filed by the Reporting Persons on November 22, 2013 (the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.
Item 1.        Security and Issuer.
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment.
Item 2.        Identity and Background.
Except for the subparagraphs specifically identified below, the information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment.

(b)	The principal business address of the Reporting Persons is 914 N. Broadway, Suite 230, Oklahoma City, Oklahoma 73102.

(c)
Mr. Tourian is president and chief operating officer of New Source Energy GP, LLC, the general partner of the Partnership, positions he has held since October 28, 2014. Mr. Tourian also is a director of New Source Energy GP, LLC. The principal business address of the Partnership and New Source Energy GP, LLC is 914 N. Broadway, Suite 230, Oklahoma City, Oklahoma 73102.

Item 3.        Source and Amount of Funds or Other Consideration.
On January 9, 2015, Mr. Tourian received an award under the Partnership’s Long-Term Incentive Plan consisting of 108,225 Common Units. Other than the foregoing, the information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment.
Item 4.        Purpose of Transaction.
With respect to the 125,048 additional Common Units acquired by the Reporting Persons since the date of the Prior 13D, such Common Units were acquired solely for investment purposes. 16,823 of such additional Common Units were acquired as partial consideration for the contribution of MidCentral Completion to the Partnership’s subsidiary, MCE, LP, by Torus on June 26, 2014, as contemplated by the option agreement described in the Prior 13D, and the remaining 108,225 of such additional Common Units were acquired pursuant to an award granted to Mr. Tourian under the Partnership’s Long-Term Incentive Plan on January 9, 2015.
The remaining information set forth in the Prior 13D with respect to this Item has not changed materially as of the date of this Amendment, except for the subparagraph specifically identified below:

(e)
On January 20, 2015, the Partnership announced a reduction in its quarterly distribution, to $0.20 per Common Unit for the fourth quarter of 2014, or $0.80 per Common Unit on an annualized basis, compared to a distribution of $0.585 per Common Unit for the third quarter of 2014, or $2.34 on an annualized basis. As a director of the General Partner, Mr. Tourian participated in the deliberations by the board of directors of the General Partner over this change and voted in favor of the reduced distribution. Apart from the foregoing, the Reporting Persons have no plans to change the present capitalization or distribution policy of the Partnership.

Schedule 13D/A

CUSIP 64881E 109

Item 5.        Interest in Securities of the Issuer.

(a)
As of the date of this Amendment, Mr. Tourian is the beneficial owner of 790,987 Common Units, which constitutes 4.8% of the outstanding Common Units, and Signature is the beneficial owner of 682,762 Common Units, which constitutes 4.2% of the outstanding Common Units. The beneficial ownership percentages of the Reporting Persons have been calculated based on 16,403,134 Common Units outstanding as of January 19, 2015, as reported by the Partnership to the Reporting Persons on that date.

(b)
Signature has sole voting and dispositive power with respect to all 682,762 Common Units held by Signature. Mr. Tourian is the sole member and manager of Signature, and as such may be deemed to have sole voting and dispositive power with respect to all of the 682,762 Common Units held by Signature. In addition, Mr. Tourian has sole voting and dispositive power with respect to 108,225 Common Units held directly by Mr. Tourian.

(c)
Mr. Tourian received an award of 108,225 Common Units under the Partnership’s Long-Term Incentive Plan on January 9, 2015. Apart from this award, the Reporting Persons have not effectuated any transactions in the Common Units within the past 60 days.

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units held by them as reported in this Amendment. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)
The Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Units on or about April 29, 2014, as a result of the Partnership’s issuance of 3,450,000 additional Common Units in an underwritten public offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment, except that the Partnership’s subsidiary completed its acquisition of MidCentral Completion from Torus on the general terms of the option described in the Prior 13D on June 26, 2014. An additional 16,823 Common Units were issued to Signature on that date in connection with the consummation of such transaction.
Item 7.        Material to Be Filed as Exhibits.
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment.

Schedule 13D/A

CUSIP 64881E 109

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 22, 2015	/s/ Dikran Tourian
Dikran Tourian

SIGNATURE INVESTMENTS, LLC, an Oklahoma limited liability company

By:    /s/ Dikran Tourian
Dikran Tourian, Manager

Schedule 13D/A